ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Holding(s) in Company
Released 09:42 17 Mar 2004
Number 6214W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,500,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 794,419 shares; HSBC Global Custody Nominee (UK) Ltd A/C 897396 2,109,603 shares;
HSBC Global Custody Nominee (UK) Ltd A/C 867530 846,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 6,442,327 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 500,000 shares; BNY (OCS) Nominees Ltd 2,000 shares; Other Accounts 3,586,763 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 16/3/04 received 16/3/04

12) Total holding following this notification:
9,925,505 material; 5,856,182 non-material

13) Total percentage holding of issued class following this notification:
3.42 material; 2.02 non-material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
17th March 2004

END

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding - Rep
Released	17:50 17 Mar 2004
Number	6577W

The Issuer advises the following replaces Director Shareholdings released today at 16.36 Number 6517W. The holding for Mr W. Knowlton should be Rights 75,000 and Holding 375,000. All other details remain unchanged full amended text appears below.

THE MORGAN CRUCIBLE COMPANY PLC

In accordance with the terms of the Rights Issue announced on 19th February 2004, the directors of The Morgan Crucible Company plc took up their Rights to subscribe for New Shares under the Rights Issue and thereby increased their interest in the ordinary shares of the Company. The table below details the number of Rights taken up by each director and their resulting beneficial holding in the ordinary shares of the Company:

Director	Rights	Holding
Lars Kylberg	13,018	65,094
Warren Knowlton	75,000	375,000
Nigel Young	11,874	59,374
Sir Clive Whitmore	698	3,491
Sir Alan Cox	23,265	116,325
David Godwin	21,250	106,250
Joseph MacHale	20,000	100,000

Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

END

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

04 MAR 23 AM 7:21

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	16:02 18 Mar 2004
Number	6998W

THE MORGAN CRUCIBLE COMPANY PLC

Sir Alan Cox has confirmed to the Company that he will be retiring from the Board as a non-executive director at the end of the Annual General Meeting of the Company to be held on 23rd April 2004.

As part of the Board's succession planning, Mr Joseph MacHale joined the Board as a non-executive director in October 2003 and subsequently succeeded Sir Alan as Chairman of the Audit Committee in December 2003.

The Board thanks Sir Alan for his wisdom and guidance as a non-executive director and particularly for the role he played as Chairman of the Audit Committee.

Lars Kylberg
Chairman

END

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